December 21, 2005
Mail Stop 3561


Edward H. Bastian
Chief Financial Officer
Delta Air lines, Inc.
P.O. Box 20706
Atlanta, GA 30320


RE:	Delta Air lines, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
File No. 001-5424

Dear Mr. Bastian:

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.

								Sincerely,


								Joseph A. Foti
								Senior Assistant Chief
Accountant